						Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	September 30
	2009	2008	2007	2006	2005	2004
	(millions)
Income from continuing operations	$108.9	$125.2	$156.7	$149.3	$151.5	$139.9

Add
Taxes on income	39.8	59.8	59.3	70.3	48.0	53.8
Kansas City earnings tax	0.4	0.5	0.5	0.5	0.5	0.5
Total taxes on income	40.2	60.3	59.8	70.8	48.5	54.3

Interest on value of leased property	4.5	3.3	3.9	4.1	6.2	6.2
Interest on long-term debt	80.8	79.3	54.5	55.4	56.7	61.2
Interest on short-term debt	4.7	15.2	20.3	8.0	3.1	0.5
Other interest expense and amortization (a)	0.8	1.4	6.8	3.2	3.6	14.0

Total fixed charges	90.8	99.2	85.5	70.7	69.6	81.9

Earnings before taxes on
income and fixed charges	$239.9	$284.7	$302.0	$290.8	$269.6	$276.1

Ratio of earnings to fixed charges	2.64	2.87	3.53	4.11	3.87	3.37

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.